October 30, 2017

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Funko, Inc.
Registration Statement on Form S-1 (Registration No. 333-220856)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), we, the representatives of the underwriters (the “Representatives”), hereby join in the request of Funko, Inc. (the “Registrant”), for the acceleration of the effective date of the Registrant’s Registration Statement on Form S-1 (File No. 333-220856) (the “Registration Statement”), relating to a public offering of shares of the Registrant’s Class A common stock, par value $0.0001 per share, so that the Registration Statement may be declared effective at 4:00 p.m. Washington, D.C. time, on November 1, 2017, or as soon thereafter as practicable. The undersigned, as Representatives of the underwriters, confirm that the underwriters are aware of their obligations under the Securities Act.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that the Preliminary Prospectus dated October 23, 2017, was distributed by the underwriters approximately as follows from October 23, 2017 through the date hereof:

Copies to underwriters	2,838
Copies to dealers	1,535
Copies to institutional investors	2,149
Copies to others/retail	—
Total	6,522

The undersigned, as Representatives of the underwriters, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

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Very truly yours,

Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
Merrill Lynch, Pierce, Fenner & Smith Incorporated
As representatives of the several underwriters

By:	Goldman Sachs & Co. LLC

By:	/s/ Gabe Gelman
Name:	Gabe Gelman
Title:	Managing Director

By:	J.P. Morgan Securities LLC

By:	/s/ Jason Fournier
Name:	Jason Fournier
Title:	Managing Director

By:	Merrill Lynch, Pierce, Fenner & Smith Incorporated

By:	/s/ Roger C. Matthews Jr.
Name:	Roger C. Matthews Jr.
Title:	Managing Director